HYDRON TECHNOLOGIES, INC.

4400 34th Street North, Suite F

St. Petersburg, Florida 33714

727-342-5050

November 16, 2006

Via Facsimile and Edgar

Mr. Millwood Hobbs

Staff Accountant

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hydron Technologies, Inc. (File No. 0-6333)

Response to Comments on Form 10-KSB for the Fiscal Year Ended December 31, 2005; and Form 10Q-SB for the Fiscal Quarter Ended June 30, 2006

Dear Mr. Millwood:

Pursuant to your request, we have prepared this supplemental response to the staff’s letter dated November 13, 2006 providing further comments based on the Company’s responses filed on October 10, 2006 and November 3, 2006 to the staff’s letter dated September 21, 2006 and your further oral comments provided to the Company’s counsel with respect to the above-captioned filings.

Specifically, we are responding to the staff’s request that we amend our Form 8-K filed on July 8, 2005 to include audited financial statements of Clinical Results, Inc. for the most recent fiscal year and the latest interim period preceding CRI’s acquisition by the Company, and the corresponding interim period of the preceding year to comply with Item 310(c) of Regulation S-B.

As discussed by our counsel, we are unable to provide audited financial statements for CRI because the financial records of the company for the period prior to our acquisition are not sufficient to support an audit. In acquiring CRI our principal focus was not on the company’s financial performance or its assets. In connection with the acquisition of CRI, the Company booked net assets of only $3,128 with the balance of $256,871 booked to intangibles. Our focus was on CRI’s management, and certain economies that we saw in acquiring and consolidating our operations with the company that had served as one of the contract manufacturers for our products, as well as other non-cash benefits derived from CRI’s customer list, trade names, product formulations, technologies and other intangibles.

Mr. Millwood Hobbs

November 16, 2006

Prior to the acquisition, we conducted certain financial due diligence of CRI’s limited financial books and records. We examined a reconciliation of the company’s bank account, its accounts receivables aging and accounts payable details. We also reviewed a list of the fixed assets and inventory of chemical supplies of the company, as well as the existing Quick books files used by the company. Finally we reviewed its lease for its warehouse and offices.

In many cases we were required to develop these records ourselves from fragmentary documentary records found in the company files. The company had not maintained any system for archiving financing records, including customer or vendor invoices. However, as noted above, we were not concerned because we were not buying the business so much as the people and the management of CRI became employees of Hydron in connection with the transaction.

For these reasons, it is not possible for the Company to produce an audit of CRI’s financial statements or even interim financial statements prepared in accordance with generally accepted accounting principles for the periods requested.

We request an opportunity to discuss and address our inability to provide the requested financial statements with you and the Accounting Branch Chief or other appropriate Securities and Exchange Commission staff in a manner that is appropriate to our facts and circumstances and consistent with the need of our shareholders and the investing public’s need for relevant and material disclosure as required by the securities laws. We would like to have that telephonic conference as soon as possible in order that we can provide appropriate disclosure to our shareholders and the marketplace.

In connection with our response to your comments, we reaffirm and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Millwood Hobbs

November 16, 2006

We look forward to working together to appropriately address the issue discussed in this letter. Please contact our attorney, Robert C. Brighton, Jr., at (954) 527-2473 (Robert.brighton@ruden.com), if you have any questions.

Sincerely,

David Pollack

Chief Executive Officer

Hydron Technologies, Inc.

Cc:	Robert C. Brighton, Jr., Esq.
Ruden McClosky